

Max Kane · 3rd

CFO and CoFounder at Automatic USA

New York City Metropolitan Area · 245 connections ·

Contact info

 **Automatic USA**

Florida State Univers

Experience

CFO and CoFounder

Automatic USA · Full-time

Jan 2020 – Present · 11 mos

Tolland, Connecticut, United States

Fintech for auto financing

Co-Founder, CEO

AXP, Inc

Feb 2014 – Present · 6 yrs 10 mos

Greater New York City Area

The Automotive eXchange Platform, a new decentralized automotive marketplace connecting organizations and consumers through a unique ecosystem. This new technology will shift how consumers interact and purchase and finance vehicles.

Education



Florida State University

1991

Skills & endorsements

Team Building · 1

Bret Beyer has given an endorsement for this skill

Leadership · 1

Bret Beyer has given an endorsement for this skill

Strategic Planning · 1

Bret Beyer has given an endorsement for this skill

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